Exhibit 99.44

Isotechnika Pharma Inc.

NEWS RELEASE

Isotechnika Merger with Aurinia to Create Leading Nephrology Company

EDMONTON, Alberta, February 5, 2013—Isotechnika Pharma Inc. (TSX:ISA) (“Isotechnika” or the “Company”) and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) announced today the signing of a Binding Term Sheet (“Term Sheet”) for the merger of the two companies, creating a premier clinical stage pharmaceutical company focused on the global nephrology market.

Aurinia is a spin-out from Vifor Pharma (“Vifor”), a company of the Switzerland-based Galenica Group (“Galenica”). In January 2012, Isotechnika announced that it had granted Vifor an exclusive license for the Company’s lead drug, voclosporin, for the treatment of lupus and proteinuric nephrology indications. Aurinia’s current leadership team is comprised primarily of former senior managers, Directors and Officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devasting and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in a 60:40 post-merger ownership split between Isotechnika and Aurinia, respectively. In addition, Isotechnika and Aurinia have negotiated a tripartite settlement with ILJIN Life Science Co. Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of C$10 million, plus up to C$1.6 million upon the new company reaching certain financing milestones. ILJIN will own 25% of the issued and outstanding shares of the merged company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), the approval of Isotechnika’s shareholders and Isotechnika securing a minimum of C$3 million in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet. The companies currently expect that a formal merger agreement will be negotiated and executed before March 15, 2013. The merged entity will adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

Leading the combined company as Chief Executive Officer will be Dr. Robert Foster, who is the current President & CEO of Isotechnika. Michael Martin, Aurinia’s current CEO, will serve as the new company’s President and Chief Business Officer. The new company’s Chief Financial Officer will be Dennis Bourgeault, who is currently CFO of Isotechnika. Neil Solomons MD, will be the new company’s Chief Medical Officer. Together, these executives bring with them a wealth of industry, operational and business transformation experience.

The Board of Directors of the new company will be comprised primarily of members from both Isotechnika’s and Aurinia’s current Boards of Directors. Dr. Richard Glickman, who is a major Aurinia shareholder and was the co-founder, Chairman and Chief Executive Officer of Aspreva, prior to its acquisition by Galenica, will assume the Chairmanship of the new company’s Board. Isotechnika’s current Chairman, Dr. Peter Wijngaard, will serve as Vice-Chairman.

“While there have been a number of advances in the treatment of lupus nephritis, there is no question that significant unmet medical need remains,” commented Dr. Solomons. “Aurinia has used and benefited from the ALMS dataset to develop and adequately power a new study in which voclosporin will be layered on top of standard of care in a multi-target approach to treating lupus nephritis. It is our belief that this combination has the potential to rapidly and significantly improve patient outcomes. To that end, we expect to launch this phase IIB study of voclosporin in lupus nephritis in 2013.”

“The consolidation of the intellectual property of these two companies ensures that this significant market opportunity is well protected and provides a powerful platform to create true stakeholder value,” added Dr. Glickman.

“This combination provides a solid foundation upon which to build a successful voclosporin franchise within the area of nephrology. It is designed to achieve better patient care and enhanced shareholder value over both the near- and long-term. In addition to the significant cost synergies provided by the merger, the Aurinia team brings a tremendous amount of expertise in lupus nephritis to the table,” said Dr. Foster.

About Isotechnika Pharma Inc.

Isotechnika Pharma Inc. is a biopharmaceutical company focused on the discovery and development of immunomodulating therapeutics designed to offer key safety advantages over currently available treatments. Its lead drug, voclosporin, is a novel calcineurin inhibitor, and is targeted at the estimated US$3.0 billion market for this class of immunosuppressants. Isotechnika Pharma Inc. trades on the Toronto Stock Exchange under the symbol “ISA”. More information on Isotechnika Pharma can be found at www.isotechnika.com or www.sedar.com.

Forward-looking Statements

This press release contains forward-looking statements. The forward-looking statements may include, without limitation, statements regarding the Company’s proposed merger with Aurinia Pharmaceuticals Inc., the ability of the Company to obtain future financing and the Company’s ability to conduct clinical trials.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward looking statements. Such risks and uncertainties include, among others, the ability to negotiate the definitive merger agreement, receipt of shareholder and regulatory approval, the Company’s belief as to the potential of its products and in particular voclosporin, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

We seek Safe Harbour.

For Further Information:

Dr. Robert Foster

President & CEO

Isotechnika Pharma Inc.

780-909-5041

rfoster@isotechnika.com

Mr. Michael Martin

CEO

Aurinia Pharmaceutical Inc.

250-415-9713

mmartin@auriniapharma.com

Stephen Kilmer

Kilmer Lucas Inc.

647-872-4849

stephen@kilmerlucas.com